Rise Companies Corp.

11 Dupont Circle NW

9th Floor

Washington, DC 20036

VIA EDGAR

August 10, 2020

U.S. Securities and Exchange Commission

Division of Corporation Finance – Office of Real Estate & Commodities

100 F Street, N.E.

Washington, D.C. 20549-3010
Attn: Ron Alper

Re:	Fundrise West Coast Opportunistic REIT, LLC (the “Company”) Offering Statement on Form 1-A (the “Offering Statement”) filed August 3, 2020
File No. 024-11254

Dear Mr. Alper:

We filed the above-referenced Offering Statement on Form 1-A on August 3, 2020. Pursuant to Rule 461 under the Securities Act of 1933, we now respectfully request that the qualification date of the Offering Statement be accelerated and that the Offering Statement be declared qualified on August 10, 2020 at 5:00 PM, or as soon thereafter as is reasonably practicable.

Very truly yours,

/s/ Bjorn Hall
Bjorn Hall

cc:	Mark Schonberger, Esq.